UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

December 2, 2022

SLINGSHOT USA, LLC
(Exact name of issuer as specified in its Certificate of Formation)

Delaware	87-3004954
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1209 Orange Street Wilmington, DE 19801
(Full mailing address of principal executive offices)

(801) 401-8625
(Issuer’s telephone number, including area code)

Preferred Units
(Title of each class of securities issued pursuant to Regulation A)

Item 6. Change in Control of Issuer

As previously disclosed in the Form 1-A of Slingshot USA, LLC filed with the Securities and Exchange Commission on November 7, 2022 and incorporated herein by reference, Osment Philip Cunningham, as one of the creators of the David demo, and the owner of Miombo Enterprises Proprietary Limited (trading as “Sunrise Productions”), a computer animation studio based in Cape Town, South Africa, owned a 50% indirect interest in Slingshot Productions Limited, a private company organized and existing under the laws of the Republic of Mauritius, through The Gideon Trust. Slingshot Productions Limited owned 50,400,000 Common Units of Slingshot USA, LLC, 25,200,000 of which were held as nominee on behalf of The Gideon Trust through a Nominee Agreement, dated September 14, 2021 (the “Nominee Agreement”).

On December 1, 2022, such 25,200,000 Common Units of Slingshot USA, LLC held by Slingshot Productions Limited as nominee on behalf of The Gideon Trust were transferred to The Gideon Trust and reflected on the register of Slingshot USA, LLC. Slingshot Productions Limited will continue to hold the remaining 25,200,000 Common Units.

The transfer of 25,200,000 Common Units to The Gideon Trust were done at no consideration since the holding by Slingshot Productions Limited was in nomination only.

The rights and interests of the current holders of Preferred Units issued pursuant to Regulation A are unaffected.

Because Slingshot Productions Limited held the Common Units on behalf of The Gideon Trust as nominee only, no fundamental changes in control have taken place and the elected managers of Slingshot USA, LLC will remain unchanged.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SLINGSHOT USA, LLC

By:	/s/ Sanet Kritzinger

Its:	Manager

Date:	December 2, 2022